SICHENZIA ROSS FRIEDMAN FERENCE LLP

ATTORNEYS AT LAW

December 23, 2005

Mail Stop 3561

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:   Howard Baik

Re:

Great American Family Parks, Inc.

   Amendment No. 2 to Registration Statement on Form SB-2

   Filed December 6, 2005

   File Number 333-127199

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of December 20, 2005 relating to the Registration Statement on Form SB-2/A of Great American Family Parks, Inc. (“Great American” or the "Company") filed December 6, 2005. On behalf of the Company, we respond as follows:

General

1.

 We are still considering your response to comment 1 in our letter dated September 2, 2005 and may have further comment.

Response:

Your comment has been noted.

2.

We note your response to comment 3 in our letter dated November 16, 2005. Please include disclosure on the cover page of the prospectus stating that the selling shareholders will sell at a fixed price of $.30 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response:

The cover page of the prospectus has been revised accordingly.

Results of Operations, Nine Months Ended September 30, 2005

Revenues, page 16

3.

Your discussion of the increase in revenues from September 30, 2004 to September 30, 2005 should make note of the acquisition of Wild Animal Safari during 2005, and its inclusion in 2005 revenues, but not in 2004. Please revise accordingly.

Response:

The discussion of the increase in revenues from September 30, 2004 to September 30, 2005 has been revised accordingly.

Consolidated Statement of Operations, pages 50 and 70

4.

 Please see our previous comment number 5 in our letter dated November 16, 2005 regarding the caption “Net Profit (Loss) – before other costs.” As this comment does not appear to have been complied with, we reissue the same comment. In addition, please note that the comment also applies to the use of this wording throughout the document, such as in the notes to the financial statement.

Response:

The Consolidated Statement of Operations for both periods has been revised accordingly.

Financial Statements for the Nine Months Ended September 30, 2005

Note 11. Acquisition of theme park, page 60

5.

 We note your response, and disclosure, related to our prior comment number 16 in our letter dated November 16, 2005. However, the purchase price allocation that you have detailed accumulates to a total of $4,585,115, which is a difference of $144,885 from the actual purchase price of $4,700,000. Please explain this difference, and adjust your disclosure as necessary. In addition, your response states that no intangibles (such as goodwill, franchises or licenses) were acquired in the purchase. However, section 1(f) of the Agreement for Purchase of Sale and Assets, dated November 8, 2004, specifically lists “Government licenses, permits and authorizations” and “Proprietary information” as assets being sold. Please explain why no cost has been allocated to these items.

Response:

The difference of $114,885 is due to a typo in the amount allocated to Equipment and Animals. This amount was incorrectly stated as $533,648 and has been revised to reflect the correct amount of $648,533.

We have been advised by the Company and its accountants that no cost has been allocated to "government licenses, permits and authorizations" because these are standard licenses maintained in the ordinary course of business and whose aggregate annual renewal fees are less than $1,000, which is deemed to be an insignificant amount.

In addition, we have been advised by the Company that although the term “proprietary information” was included in the Agreement for Purchase and Sale of Assets as standard contract language, no such proprietary information was included in the assets that were transferred pursuant to the transaction.

Note 14. Earnings per Share, page 62

6.

 We note your earnings per share reconciliation that was disclosed in response to our prior comment number 4 in our letter dated November 16, 2005. However, your disclosure does not provide a detail of the reconciling items between basic weighted average shares outstanding and diluted weighted average shares outstanding. Please see Illustration 2 in Appendix C of SFAS 128 for guidance and revise your disclosure accordingly. Similarly, please add this disclosure to the financial statements for the year ended December 31, 2004.

Response:

We have been advised by the Company and its accountants that the earnings per share reconciliations have been revised accordingly.

Undertakings

7.

 In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our website at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new Item 512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our website http://www.sec.gov/rules/final/33-8591.fr.pdf.

Response:

The Undertakings section has been revised to include the new undertakings which became effective on December 1, 2005.

Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700. Thank you.

Very Truly Yours,

/s/ Richard A. Friedman

Richard A. Friedman

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